Exhibit 12.1

Statement Setting Forth Detail for Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year ended December 31,
	2000	2001	2002	2003	2004

Interest expense	$6,333	$8,065	$4,585	$3,384	$3,679

Income before income taxes	(330)	1,752	11,017	11,600	10,074

Ratio of earnings to fixed charges (1)	—	1.2	3.4	4.4	3.7

(1)           Ratio of income before taxes plus interest expense to interest expense. For the year ended December 31, 2002, we had a deficiency to cover fixed charges of $330,000.